UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2013

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

RRsat Building
Hanegev Street
POB 1056
Airport City 70100
 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

.

RRsat Global Communications Network Ltd. Reports Year over Year
Growth:  Increased Revenue, Adjusted EBITDA and Backlog for
First Quarter 2013

Airport City Business Park, Israel – May 9, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, announced today financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•	Company's backlog grew reaching $203 million as of March 31, 2013

•	Revenues were $29.3 million, up 6.5% from $27.5 million in the first quarter of 2012

•	Gross margin for the quarter was 24.1% up from 22.3% in the first quarter of 2012

•	Board of Directors declared a cash dividend of $0.16 per share.

•	Non-GAAP operating income was $2.5 million, up 23.1% compared to $2.1 million in the first quarter of 2012

•	Adjusted EBITDA was $4.6 million up 10.4% compared to $4.2 million in the first quarter of 2012

•
Completed the integration of SM2 Sports & Media Solutions, a US based premier provider of international sports distribution and syndication services acquired last November as part of the company’s growth strategy

“RRsat continued to benefit from the increasing demand for our services as evidenced by our strong backlog.” Commented Avi Cohen, CEO of RRsat. “In line with the industry trend of world-wide growth in number of TV channels, especially HD, this solid backlog demonstrates increased booking activities and it is a leading indicator of future contracted, recurring revenues. We are successfully executing on our strategic plan and continue to focus on changing our revenue mix to include a larger share of live events broadcasting services as well as changing customer mix to expand our services to higher tier, larger customers.”

“In addition, during this quarter we completed the integration of the SM2 acquisition as well as the U.S. infrastructure required to accommodate the new business assets from SM2. This acquisition positions RRsat as a leading player in the global distribution of Sports and Live events. As more TV channels are being distributed globally and as the complexity of digital broadcasting intensifies by mobility and service virtualization, the long-term demand for RRsat’s services will continue to support our strong performance.” Concluded Mr. Cohen.

First Quarter 2013 Financial Results

Revenues in the first quarter of 2013 were $29.3 million, an increase of 6.5% compared to $27.5 million in the first quarter of 2012 and flat when compared to $29.4 million in the fourth quarter of 2012

Gross profit in the first quarter of 2013 was $7.1 million, an increase of 15.2% compared to $6.1 million in the first quarter of 2012 and a decrease of 4.1% compared to $7.4 million in the fourth quarter of 2012. Gross margin in the first quarter of 2013 was 24.1% compared to 22.3% in the first quarter of 2012 and 25.1% in the fourth quarter of 2012.

As previously stated, there is some level of seasonality associated with the revenue mix outside of the 24/7 services, leading to some fluctuations in revenues and gross margin between quarters.

Non-GAAP operating income, excluding non-cash stock based compensation charges, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, was $2.5 million during the first quarter of 2013, compared to $2.1 million in the first quarter of 2012 and $2.9 million in the fourth quarter of 2012. Non-GAAP operating margin in the first quarter was 8.7% compared to 7.5% in the first quarter of 2012 and 9.9% in the fourth quarter of 2012.

GAAP operating income for the first quarter of 2013 was $2.3 million up 18% compared to $2.0 million in the first quarter of 2012 and down 13.2% compared to $2.7 million in the fourth quarter of 2012. GAAP operating margin in the first quarter of 2013 was 7.9% compared to 7.1% in the first quarter of 2012 and 9.0% in the fourth quarter of 2012.

Non-GAAP net income for the first quarter ended March 31, 2013 was $1.9 million unchanged from the first quarter of 2012 and down 23.4% compared to $2.4 million for the fourth quarter of 2012.

Non-GAAP net income per share on a fully diluted basis was $0.11 for the first quarter of 2013, unchanged from the first quarter last year and $0.14 in the fourth quarter of 2012.

GAAP net income for the first quarter of 2013 was $1.6 million, compared to $2.3 million in the first quarter of 2012 and $2.4 million in the fourth quarter of 2012. GAAP net income per share on a fully diluted basis was $0.09 for the first quarter of 2013 compared to $0.13 in the first quarter of 2012 and
$0.14 in the fourth quarter of 2012.

Adjusted EBITDA for the first quarter of 2013 was $4.6 million compared to $4.2 million in the first quarter of 2012 and $5.0 million in the fourth quarter of 2012.

Cash, cash equivalents and marketable securities as of March 31, 2013 totaled $27.2 million compared with $26.4 million as of December 31, 2012. The change in cash position during the quarter was mainly attributable to a continuous positive cash flow from operating activities.

Backlog as of March 31, 2013, was approximately $203 million (compared with $195 million at the end of the fourth quarter of 2012). Approximately $67.3 million of the backlog is expected to be recognized as revenues during the remainder of 2013.

Dividend Distribution

On May 8, 2013, the Board of Directors declared a cash dividend in the amount of $0.16 per ordinary share, and in the aggregate amount of approximately $2.77 million. The dividend will be payable on June 13, 2013 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on May 20, 2013.

In accordance with Israeli tax law, the Company will withhold 25% of the dividend amount payable to each shareholder at source, subject to applicable exemptions. The Company's dividend policy is described in detail in its most recent Annual Report on Form 20-F for the year ended December 31, 2012.

Second Quarter and Full Year 2013 Guidance

Management reiterates its expectation of full-year 2013 revenues in the range of $120 million to $125 million representing 6% to 10% year-over-year growth and gross margin for the year to improve over 2012. Given some level of seasonality associated with the revenue outside of the 24/7 services, management expects some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters. For the second quarter of 2013, management expects revenues in the range of $29 million to $30 million representing 3.3% to 6.9 % year-over-year growth.

Conference Call Information

The Company will conduct a conference call today, May 9, 2013 at 9 a.m. ET (4 p.m. Israel time). On the call, Mr. Avi Cohen, Chief Executive Officer, Mr. Shmulik Koren, Chief Financial Officer, and Mr. Lior Rival, Chief Commercial Officer, will review and discuss the results and will be available to answer investor questions.

Call time: 9 a.m. Eastern Time; 4 p.m. Israel Time

•	Dial-in number from within the United States: 1-877-941-2068

•	Dial-in number from Israel: 1809-21-4368

•	Dial-in number from the UK: 0800-358-5258

•	Dial-in number (other international):1-480-629-9712

•	Playback, available until May 16, 2013 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 4614467 for the replay.

•	A live webcast is accessible at http://public.viavid.com/index.php?id=104349.

Use of Non-GAAP Financial Measures

In addition to reporting results in accordance with generally accepted accounting principles, or GAAP, RRsat has also included in this press release non-GAAP measurements of net income, operating income, operating margin, fully diluted net income per share and adjusted EBITDA. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: non-cash stock based compensation charges, amortization of acquisition-related intangibles, acquisition-related expenses, amortization of acquisition related prepaid compensation expenses, non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization and amortization of acquisition related prepaid compensation expenses.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the Company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non-GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Moreover, because not all companies use identical measures and calculations, the presentation of non-GAAP measurements of net income, operating income, operating margin and fully diluted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using non-GAAP measures and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (non-GAAP net income, non-GAAP operating income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end content management and distribution services to the rapidly expanding television and radio broadcasting industries covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com.

Company Contact: Shmulik Koren, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Contacts: Hayden/ MS - IR Brett Maas/ Miri Segal-Scharia Tel: 646-536-7331/ 917-607-8654 brett@haydenir.com/ msegal@ms-ir.com

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations
In thousands except share data

	Three months ended		Year ended
	Mar-31	Mar-31	Dec-31
	2013	2012	2012

Revenues	$29,257	$27,459	$113,400
Cost of revenues	22,193	21,325	86,253

Gross profit	7,064	6,134	27,147
Operating expenses:
Sales and marketing	2,254	1,611	7,388
General and administrative	2,505	2,570	10,106

Total operating expenses	4,759	4,181	17,494

Operating income	2,305	1,953	9,653
Interest and marketable securities income	154	154	739
Currency fluctuation and other financing
income (expenses), net	(291)	160	(399)
Changes in fair value of embedded currency conversion derivatives	(135)	627	1,182
Other expenses, net	-	-	(1)
Income before taxes on income	2,033	2,894	11,174
Income taxes	463	616	2,884
Net income	$1,570	$2,278	$8,290

Net income per Share:
Basic	0.09	0.13	0.48

Diluted	0.09	0.13	0.48

Weighted average number of shares used to compute net income and dividend per share:
Basic	17,346,561	17,346,561	17,346,561

Diluted	17,574,084	17,346,561	17,346,561

RRsat Global Communications Network Ltd. and its Subsidiaries
In thousands except per share data

	Three months ended		Year ended
	Mar-31	Mar-31	Dec-31
	2013	2012	2012
Reconciliation of GAAP Income to Non-GAAP Net Income:
GAAP Net income	$1,570	$2,278	$8,290
Adjustments to reconcile GAAP net income to non-GAAP net income:
Non-cash equity-based compensation charge	137	43	302
Amortization of acquisition related intangible	56	67	241
Changes in fair value of embedded currency conversion derivatives	135	(627)	(1,182)
Acquisition related expenses	-	-	50
Amortization of acquisition related prepaid compensation expenses	42	-	22
Income tax effect of non-GAAP adjustments	(67)	140	214
Non-GAAP net income	$1,873	$1,901	$7,937

Non-GAAP net income per diluted share	$0.11	$0.11	$0.46

	Three months ended		Year ended
	Mar-31	Mar-31	Dec-31
	2013	2012	2012
Reconciliation of GAAP Operating Income to non GAAP Operating Income:
Operating income	$2,305	$1,953	$9,653
Adjustments to reconcile GAAP operating income to non-GAAP operating income:
Non-cash equity-based compensation charge	137	43	302
Amortization of acquisition related intangible	56	67	241
Acquisition related expenses	-	-	50
Amortization of acquisition related prepaid compensation expenses	42	-	22
Non-GAAP operating income	$2,540	$2,063	$10,268

	Three months ended		Year ended
	Mar-31	Mar-31	Dec-31
	2013	2012	2012
Reconciliation of GAAP Operating Income to adjusted EBITDA:
Operating income	$2,305	$1,953	$9,653
Adjustments to reconcile GAAP operating income to Adjusted EBITDA:
Non-cash equity-based compensation charge	137	43	302
Depreciation and amortization	2,152	2,205	8,883
Amortization of acquisition related prepaid compensation expenses	42	-	22
Adjusted EBITDA	$4,636	$4,201	$18,860

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	As of	As of
	Mar-31	Dec-31
	2013	2012
Current assets
Cash and cash equivalents	$14,561	$12,133
Marketable securities and short term investments	12,657	14,224
Accounts receivable:
Trade (net of provision for doubtful accounts of $8,100
and $7,580 as of March 31, 2013 and December 31,2012 respectively)	20,970	20,898
Other	1,327	803
Fair value of embedded currency conversion derivatives	220	251
Deferred taxes	2,308	2,146
Prepaid expenses	3,188	2,445
Total current assets	55,231	52,900

Fair value of embedded currency conversion derivatives	641	440
Long-term prepaid expenses	2,630	2,484
Long- term land lease prepaid expenses	7,541	7,563
Assets held for employee severance payments	1,973	1,845
Fixed assets, net	43,217	42,671
Goodwill	4,892	4,892
Intangible assets, at cost, less accumulated amortization	416	472

Total assets	116,541	$113,267

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)
In thousands except share data

	As of	As of
	Mar-31	Dec-31
	2013	2012
Liabilities and shareholders’ equity
Current liabilities
Accounts payable:
Trade	$11,627	$9,816
Other	4,075	4,945
Fair value of embedded currency conversion derivatives	513	377
Deferred income	9,032	9,398
Total current liabilities	25,247	24,536

Long - term liabilities
Deferred income	6,580	6,257
Fair value of embedded currency conversion derivatives	474	305
Liability in respect of employee severance payments	2,098	2,018
Deferred taxes	2,356	2,200

Total long - term liabilities	11,508	10,780

Total liabilities	36,755	35,316

Commitments, contingent liabilities and liens

Shareholders' equity
Ordinary shares	40	40
Additional paid in capital	53,817	53,312
Retained earnings	25,801	24,231
Accumulated other comprehensive gain	128	368

Total shareholders’ equity	$79,786	$77,951

Total liabilities and shareholders’ equity	$116,541	$113,267

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
In thousands

	Three months ended Mar 31		Year ended Dec 31
	2013	2012	2012
Cash flows from operating activities
Net income	$1,570	$2,278	$8,290

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	2,152	2,205	8,883
Non cash stock- based compensation expenses	137	43	302
Provision for doubtful accounts	520	680	2,895
Deferred taxes	(49)	166	692
Discount accretion and premium amortization of available- for- sale securities, net	(70)	(116)	(587)
Income (losses) on sales of available for sale securities.	(33)	3	92
Changes in liability for employee severance payments, net	(48)	15	111
Capital loss on sale of fixed assets, net	-	-	1

Changes in fair value of embedded currency conversion derivatives	135	(627)	(1,182)
profit from trading securities, net	(10)	(46)	(59)

Changes in assets and liabilities, net of assets acquired
and liabilities assumed in business combination:

Increase in accounts receivable - trade	(592)	(1,533)	(4,391)
Decrease (increase) in accounts receivable - other	(319)	(515)	177
Increase in prepaid expenses,net	(743)	(152)	(222)
Increase in long-term prepaid expenses	(146)	(47)	(441)
Increase (decrease) in accounts payable	(106)	438	1,655
Increase (decrease) in deferred income	(43)	301	(324)

Net cash provided by operating activities	$2,355	$3,093	$15,892

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont'd)
In thousands

	Three months ended Mar 31		Year ended Dec 31
	2013	2012	2012

Cash flows from investing activities
Investment in fixed assets	$(1,572)	$(2,330)	$(6,575)
Business combination	-	-	(1,218)
Investment in long term prepaid expenses	-	(13)	(17)
Decrease (increase) in short-term investments, net	1,339	-	(1,339)
Investment in securities available- for- sale	(1,214)	(2,777)	(4,946)
Decrease in trading securities, net	-	1,512	1,512
Proceeds from sale and maturity of available- for- sale securities	1,520	3,123	10,159
Proceeds from sale of fixed assets	-	31	8

Net cash used in investing activities	$73	$(454)	$(2,416)

Cash flows from financing activities
Dividend paid	$-	$-	$(15,786)

Net cash used in financing activities	$-	$-	$(15,786)

Increase (decrease) in cash and cash equivalents	$2,428	$2,639	$(2,310)

Balance of cash and cash equivalents at beginning of Period	$12,133	$14,443	$14,443

Balance of cash and cash equivalents at end of Period	$14,561	$17,082	$12,133

A. Non-cash transactions
Investment in fixed assets	$1,085	$136	$37

Dividend Payable	$-	$3,990	$-

B. Supplementary cash flow information
Income taxes paid, net	$485	$610	$1,218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ ORNA NAVEH
Name:	Orna Naveh
Title:	General Counsel and Secretary

Date: May 09, 2013